FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF – AGM 2018 Official Calling and Proposals	2

TELEFÓNICA, S.A., in accordance with the provisions of article 228 of the Securities Market Act, hereby issues the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A has resolved to call the Annual General Shareholders’ Meeting to be held in Madrid, at the Recintos Feriales of IFEMA (Feria de Madrid) of the Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 12, at 11:30 a.m., on June 8, 2018 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on June 7, 2018 at the same place and time.

To this end, the following documents are hereby enclosed to this report:

•	Full text of the official calling.

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.

These proposals, the reports and the additional information (detailed in the official calling) are available to shareholders at the Company’s registered office so that they can exercise their right of information. Additionally, these documents are accessible on-line via the Company’s website: www.telefonica.com.

Madrid, April 25, 2018.

TELEFÓNICA, S.A.
Ordinary General Shareholders' Meeting

By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the Recintos Feriales de IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 12, at 11:30 a.m. on June 8, 2018 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby scheduled for June 7, 2018 at the same place and time, in order to deliberate and decide upon the matters included in the following

AGENDA

I.	Annual Accounts and management of the Board of Directors of Telefónica, S.A. during fiscal year 2017.

I.1	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and of its Consolidated Group of Companies for fiscal year 2017.

I.2	Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2017.

II.	Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2017.

III.	Re-election, ratification and appointment of Directors, if applicable.
III.1    Re-election of Mr. Luiz Fernando Furlán as Independent Director.

III.2	Re-election of Mr. Francisco Javier de Paz Mancho as Independent Director.

III.3	Re-election of Mr. José María Abril Pérez as Proprietary Director.

III.4	Ratification and apppointment of Mr. Ángel Vilá Boix as Executive Director.

III.5	Ratification and appointment of Mr. Jordi Gual Solé as Proprietary Director.

III.6	Ratification and appointment of Ms. María Luisa García Blanco as Independent Director.

IV.	Shareholder compensation. Distribution of dividends with a charge to unrestricted reserves.

V.	Authorization for the acquisition of the Company's own shares directly or through Companies of the Group.

VI.	Approval of the Director Remuneration Policy of Telefónica, S.A. (fiscal years 2019, 2020 and 2021).

VII.	Approval of a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group.

VIII.	Approval of a Global Employee incentive share purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group.

IX.	Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

X.	Consultative vote on the 2017 Annual Report on Directors’ Remuneration.

SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING

Shareholders representing at least three percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items on the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposed resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Secretary of the Board of Directors) within five days of the publication of this call to meeting. In addition, and as provided in Section 519 of the Companies Act, shareholders representing at least three percent of the share capital may, within five days following publication of this notice of call, submit well-founded proposed resolutions on matters that have already been included or that must be included in the Agenda.

RIGHT TO RECEIVE INFORMATION

In connection with Items I, II, III, VI, and X on the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:

•	Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2017.

•	Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2017.

•	Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2017.

•	Report of the Board of Directors regarding the proposed re-election, ratification and appointment of Directors, referred to in item III of the Agenda, which includes the full text of the proposals, the curriculum vitae of the candidates for re-election, or ratification or appointment, their status, as well as the report of the Nominating, Compensation and Corporate Governance Committee in relation to these proposals.

•	Report of the Nominating, Compensation and Corporate Governance Committee in relation to the proposed approval of the Director Remuneration Policy of Telefónica, S.A. and full text of the Policy.

•	The Annual Report on the Remuneration of Directors of Telefónica, S.A., which is submitted to a consultative vote under item X of the Agenda.

Pursuant to Sections 197 and 520 of the Companies Act, the shareholders may, until the fifth day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s corporate website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, postal code 28013, to the attention of the Office of the Shareholder (Oficina del Accionista), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since June 9, 2017, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the Auditor’s reports mentioned above.

Independently of the right to receive information referred to above, as from the date of publication of the notice of call to meeting, the following documents and information, among others, may be viewed on the Company’s corporate website www.telefonica.com:

-	This announcement of the call to meeting.

-	The total number of shares and voting rights on the date of the call to meeting.

-
The Individual Annual Accounts, the Management Report and the Auditor’s Report for fiscal year 2017, as well as the Consolidated Annual Accounts, the Management Report of the Group and the Auditor’s Report for the same fiscal year.

-
The full text of the resolutions proposed regarding each of the items on the Agenda, as well as, in connection with item III, the respective Reports of the Board of Directors and of the Nominating, Compensation and Corporate Governance Committee, and in connection with item VI, the report of the Nominating, Compensation and Corporate Governance Committee.

-	The form of proxy-granting or distance voting card.

-	The Annual Report on the Remuneration of Directors of Telefónica, S.A.

-	The Annual Corporate Governance Report for fiscal year 2017.

-	The current text of the By-Laws.

-	The current text of the Regulations for the General Shareholders’ Meeting.

-	The current text of the Regulations of the Board of Directors.

-	The Auditor’s independence Report.

-	The Audit and Control Committee Performance Report and the Nominating, Compensation and Corporate Governance Committee Performance Report.

-	The Audit and Control Committee Report on related-party transactions.

-	The Corporate Social Responsibility Policy Report.

RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY

The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by the Company or by any of the depositaries participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), or by any other means allowed under applicable law.

Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Where no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders' Meeting.

If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, that are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation, such that they reach the required number of shares, and grant a written proxy to one of such shareholders.

The Company will enable appropriate means to facilitate the access to the venue of the General Meeting to the attendees with reduced mobility. Also, there will be a sign language interpreter and a magnetic loop system to facilitate the monitoring of the development of the General Meeting by persons with hearing impairment.

PROXY-GRANTING AND VOTING BY MEANS OF LONG-DISTANCE COMMUNICATION

Pursuant to Articles 20 and 25 of the By-Laws and 13 and 22 of the Regulations for the General Shareholders’ Meeting and to the resolution adopted by the Board of Directors as permitted by the aforementioned provisions, the exercise of proxy representation and voting rights by means of long-distance communication shall be governed by the following provisions:

1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means.

Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the General Shareholders’ Meeting must access the “2018 General Shareholders’ Meeting/Proxy-granting and Voting by Electronic Means” section available on the Company’s corporate website (www.telefonica.com) (the “Website”) and follow the instructions to grant a proxy or to exercise their right to vote prior to the General Shareholders’ Meeting that are specified therein.

To such end, shareholders must provide evidence of their identity on the software provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document, or (ii) a recognized, valid and current electronic user certificate, as provided in Electronic Signature Act 59/2003, of December 19, issued by the Spanish Public Certification Body (CERES), a division of the Fábrica Nacional de Moneda y Timbre (Spanish Royal Mint). The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the vote and of the proxy-granting.

2.- Proxy-granting or voting prior to the General Shareholders' Meeting by postal correspondence.

Shareholders wishing to grant a proxy or to cast their vote by postal correspondence may complete and sign the proxy-granting or distance voting card prepared by the Company and send it to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid).

Also, the shareholder may grant a proxy or vote through cards issued by depositaries. In this case, the shareholder must complete the items relating to the proxy-granting or distance voting, if any, in the card issued by the depositary, and send it by postal correspondence to the Company, to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid).

Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers, evidencing the authority of the individual signing the proxy-granting or distance voting card in the name of the legal entity.

If a proxy is granted to a person other than one of the members of the Board of Directors, a copy of the proxy-granting card must be sent to the proxy-holder for delivery at the entry doors to the premises on the day of the General Shareholders’ Meeting.

Should they wish to revoke the proxy granted, shareholders must contact the Company, at the Office of the Shareholder (phone no.: 900 111 004) before midnight on June 4, 2018.

Shareholders may obtain the Company’s proxy-granting or distance voting card by downloading and printing it from the Website, by picking it up at the registered office of the Company, or by requesting the Office of the Shareholder (telephone 900 111 004 / mail accion.telefonica@telefonica.com) to send them without charge.

3.- Provisions common to the exercise of proxy-granting or voting rights by means of long-distance communication.

a)	Deadline for receipt by the Company and verification of shareholder status.
In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by means of long-distance communication (whether by electronic means or by postal correspondence) must be received by the Company before midnight on June 4, 2018.

The proxy or distance vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by means of long-distance communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.

In the event of co-ownership of shares, the person granting the proxy or the vote from a distance shall be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.

b)	Rules of priority between proxy-granting and voting by means of long-distance communication and attendance at the General Shareholders’ Meeting.
Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by means of long-distance communication (whether by electronic means or by postal correspondence) shall render the proxy or the vote null and void.

In the event that a shareholder grants several proxies and/or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted any of the proxies or cast any of the votes is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy-granting. If the shareholder cast several votes in different directions, by electronic or postal means, the vote cast last shall prevail.

c)    Suspension of electronic systems / Interconnection failures.

The Company reserves the right to modify, suspend, cancel or limit electronic voting or proxy-granting mechanisms whenever technical or security reasons require it or make it advisable. If any of such instances occurs, it will be announced on the Company’s corporate website. All of the foregoing is without prejudice to the validity of the votes already cast and the proxies already granted and to shareholders’ attendance and proxy representation rights.

The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of electronic voting or proxy-granting mechanisms. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights.

d) Other matters.

Both proxies granted and votes cast by means of long-distance communication shall be rendered void by the disposal of the shares that the Company becomes aware of.

ELECTRONIC SHAREHOLDERS' FORUM

Pursuant to the provisions of Section 539.2 of the Companies Act, on the occasion of the call to meeting and until the General Shareholders' Meeting is held, Telefónica, S.A. has enabled an Electronic Shareholders' Forum on the Company’s corporate website (www.telefonica.com), which shall be accessible, with appropriate safeguards, by both individual shareholders and any shareholder associations they may create.

Proposed resolutions sought to be submitted as a supplement to the agenda announced in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law, and proxy offers or solicitations.

The Forum is not a mechanism for online electronic conversation between the shareholders of Telefónica, S.A. and the voluntary associations they may create or a forum for electronic debate. The Forum is also not a channel for communication between Telefónica, S.A. and its shareholders and the associations they may create. The Forum is provided for the sole purpose of facilitating communications between Telefónica, S.A. shareholders and the voluntary associations they may create, on the occasion of the call to meeting and until the day the General Shareholders’ Meeting is held.

Instructions for access to and use of the Forum may be found in the “2018 General Shareholders’ Meeting/Electronic Shareholders’ Forum” section.

PARTICIPATION OF A NOTARY AT THE MEETING

The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.

DATA PROTECTION

The personal data (including, as appropriate, image and voice) that the shareholders send to Telefónica, S.A. for the exercise of their rights to attend, grant a proxy for and vote at the General Shareholders’ Meeting, or which are provided for such purposes by the entities with which such shareholders maintain their shares on deposit, will be processed by Telefónica, S.A., in compliance with Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 and other applicable legal provisions to manage the development of, compliance with and control over the shareholding relationship and compliance with its legal obligations (including the development, management and control of the exercise of their rights and the forum, and the provision of information relating to their investment in their capacity as shareholders), as well as to manage the call to and holding of the General Shareholders’ Meeting, the proceedings of which may be subject to audiovisual recording and public dissemination on the website www.telefónica.com, as well as on the social networks and other Internet platforms. By attending the General Meeting, attendees provide consent for still images taking, image and/or voice recording and the reproduction and/ or publication and dissemination in the terms stated above, assigning to Telefónica, S.A., without geographical or temporal limitation (globally over the Internet), the economic image rights which may be applicable thereto, and waiving to receive remuneration.

        The personal data will be provided to the Notary exclusively in connection with preparation of the minutes of the General Shareholders’ Meeting and may be provided to third parties in the exercise of the right to receive information contemplated by law or accessible to the public as manifested during the General Meeting that shall be (totally or partially) the subject of audiovisual recording and public dissemination, as indicated. Processing of personal data is necessary for these purposes, and is based on the shareholder relationship and compliance with legal obligations, as well as on your consent for the recording by attending the General Meeting in the terms indicated. The data will be kept while such relationship is maintained and for 6 years thereafter or for the duration of the limitations period on any legal or contract actions that may be applicable, except for the recording of images and voice, which will be deleted within one month thereafter.

The rights of access, rectification, objection, erasure, portability, restricted processing and any other rights that may apply under applicable data protection regulations may be exercised by the personal data subject, who must provide proof of their identity for such purpose, by letter sent to the Office of the Shareholder of Telefónica, S.A., Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid, and at the e-mail address accion.telefonica@telefonica.com. In addition, shareholders may submit any claim or request regarding the protection of their personal data to the Data Protección Officer of Telefónica S.A. at the e-mail address DPO_telefonicasa@telefonica.com, and at the Spanish Data Protection Agency (Agencia Española de Protección de Datos).

The shareholder shall be solely responsible for the provision on the forms of data that are false, inaccurate, incomplete or not up to date.

If the shareholder includes personal data of other individuals on the proxy-granting or distance voting card, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper transfer of the personal data to Telefónica, S.A., without the latter having to take any additional action in terms of information or validation.

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S OFFICE OF THE SHAREHOLDER BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY OR BY SENDING AN EMAIL TO accion.telefonica@telefonica.com.

Madrid, April 25, 2018
Secretary of the Board of Directors

2018 General Shareholders’ Meeting of
Telefónica, S.A.

Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING
OF TELEFÓNICA S.A. - 2018 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING

June 7/8, 2018

Telefónica, S.A.

Proposal regarding Item I on the Agenda: Annual Accounts and management of the Board of Directors of Telefónica, S.A. during fiscal year 2017.

I.1	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2017.
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2017 (ended on December 31, 2017), as finalized by the Board of Directors at its meeting of February 21, 2018.
In the Individual Annual Accounts, the Balance Sheet as of December 31, 2017 discloses assets, liabilities and shareholders’ equity in the amount of 84,865 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 554 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2017 discloses assets, liabilities, and shareholders’ equity in the amount of 115,066 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 3,132 million euros.

I.2	Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2017.
To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2017.

*    *    *

Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2017.

To approve the following Proposal for the Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2017:

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

To allocate the profits posted by Telefónica, S.A. in fiscal year 2017, in the amount of 554,327,198.58 euros, as follows:
▪50,928,107.00 euros to the Legal Reserve.
▪503,399,091.58 euros to Discretionary Reserves.

*    *    *

Proposal regarding Item III on the Agenda: Re-election, ratification and appointment of Directors, if applicable.

III.1
To re-elect Mr. Luiz Fernando Furlán as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

III.2
To re-elect Mr. Francisco Javier de Paz Mancho as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

III.3
To re-elect Mr. José María Abril Pérez as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.

III.4
To ratify the interim appointment of Mr. Ángel Vilá Boix as Director, by resolution of the Board of Directors at its meeting held on July 26, 2017, and to appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of executive Director.

III.5
To ratify the interim appointment of Mr. Jordi Gual Solé as Director, by resolution of the Board of Directors at its meeting held on January 31, 2018, and to appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.

III.6
To ratify the interim appointment of Ms. María Luisa García Blanco as Director, by resolution of the Board of Directors at its meeting held on April 25, 2018, and to appoint her as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Director, if applicable, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting.

*    *    *

Proposal regarding Item IV on the Agenda: Shareholder compensation. Distribution of dividends with a charge to unrestricted reserves.

To approve a distribution of cash dividends with a charge to unrestricted reserves through the payment during 2018 of the fixed amount of 0.40 euro, payable in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following dates of payment:
•The first payment of 0.20 euro in cash per share will be made on June 15, 2018 through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).
•The second payment of 0.20 euro in cash per share will be made on December 20, 2018, through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item V on the Agenda: Authorization for the acquisition of the Company’s own shares, directly or through Companies of the Group.

A)
To authorize, pursuant to the provisions of Section 144 et seq., of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A. -either directly or through any of the subsidiaries - at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the market on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

B)
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

C)
To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on May 30, 2014.

*    *    *

Proposal regarding Item VI on the Agenda: Approval of the Director Remuneration Policy of Telefónica, S.A. (fiscal years 2019, 2020 and 2021).

To approve the Director Remuneration Policy of Telefónica, S.A. for fiscal years 2019, 2020 and 2021, the full text of which has been made available to the shareholders, together with the other documentation regarding this General Meeting, as from the date of the call thereto.

*    *    *

Proposal regarding Item VII on the Agenda: Approval of a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group.
To approve a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at Senior Executive Officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. (hereinafter, the “Plan”), in accordance with the following basic terms and conditions:

1.
Description of the Plan: The Plan consists of the delivery to the Participants (as defined below) of a certain number of shares of Telefónica, S.A. as variable remuneration and based on compliance with the objectives established for each of the cycles into which the Plan will be divided.

2.
Purpose: To foster commitment of the Executive Directors and of the Senior Executive Officers of the Telefónica Group to its strategic plan, linking their remuneration to the creation of value for the shareholders of Telefónica, S.A. and to the sustainable achievement of strategic objectives, such that it is in line with best remuneration practices, offering a competitive remuneration package that contributes to retaining the Senior Executive Officers who hold key positions within the Group.

3.	Participants in the Plan: The Senior Executive Officers of the Telefónica Group may participate in the Plan, including the Executive Directors of Telefónica, S.A.

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who are invited to participate in the Plan, having fulfilled the requirements established for such purpose at any time (hereinafter, the “Participants”).
The group of potential Participants is currently made up of approximately 1,050 Senior Executive Officers of the Telefónica Group, although new potential Participants who fulfill the requirements established for such purpose at any time due to promotion, joining the Telefónica Group or other reasons may be added to the Plan without any modification to its terms and conditions.

4.
Duration of the Plan: The Plan will have a total duration of five (5) years and will be divided into three (3) mutually exclusive cycles of three (3) years each (i.e., with delivery of the respective shares in each cycle once three years have passed from the commencement of each cycle). The first cycle will be deemed to have commenced on January 1, 2018 (with delivery of the respective shares in 2021), the second cycle will commence on January 1, 2019 (with delivery of the respective shares in 2022) and the third will commence on January 1, 2020 (with delivery of the respective shares in 2023).

5.
Maximum number of shares of Telefónica, S.A. included in the Plan: The maximum total number of shares of Telefónica, S.A. that are to be delivered to the Participants at the end of each of the cycles in implementation of the Plan will be the result of dividing the maximum amount allocated to each cycle by the average weighted listing price of the shares of Telefónica, S.A. in the thirty (30) trading days prior to January 1 of the first year of the corresponding cycle (hereinafter, the “Reference Value”).

The maximum total amount allocated to the Plan is set at two hundred fifty million euros (250,000,000 euros).
The maximum amount allocated to each of the cycles of the Plan will be determined annually by the Board of Directors upon a prior report from the Nominating, Compensation and Corporate Governance Committee, and may not exceed the aforementioned overall figure of two hundred fifty million euros (250,000,000 euros) for the three cycles of the Plan. The amounts committed but not ultimately used in each cycle (due to non-achievement of objectives, withdrawals, etc.) will be available for subsequent cycles.
In any event, the total shares to be delivered in implementation of the Plan to all of the Participants (including Executive Directors) at the end of each cycle can never exceed 0.27% of the share capital of Telefónica, S.A. at the commencement of the respective cycle.
The Participants of the Plan will include the Executive Directors of Telefónica, S.A., who, if they fulfill all of the requirements and conditions established in the Plan, will have the right, at the end of each of the three cycles, to receive a maximum number of shares whose value is equivalent to 250% of their Annual Fixed Remuneration for the first year of the respective cycle (in the event of achievement of the objectives established in the Plan).

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Telefónica, S.A.

For the first cycle of the Plan, taking into consideration the average weighted listing price of the shares of Telefónica, S.A. in the thirty (30) trading days prior to January 1, 2018 and the Annual Fixed Remuneration of the Executive Directors for 2018, such maximum number of shares is equivalent to 568,077 shares for the Executive Chairman, Mr. José María Álvarez-Pallete López, and to 472,634 shares for the Chief Operating Officer, Mr. Ángel Vilá Boix. In any event, the number of shares to be delivered will depend on the allocation approved by the Board of Directors and on the level of achievement of the objectives of the Plan.
For each of the remaining cycles and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors will determine the maximum amounts that will be used as a basis to set the maximum number of shares that can be delivered based on the respective Reference Value. In no case may such maximum amount exceed 250% of the Annual Fixed Remuneration of each of the Executive Directors of Telefónica, S.A. who are beneficiaries of the Plan for either of the two (2) remaining cycles of the Plan.
The number of shares effectively delivered to each Executive Director at the end of each cycle in implementation of this plan, as well as the number of shares effectively delivered to the other Senior Executive Officers of the Telefónica Group, will be disclosed in accordance with the provisions of applicable law.

6.
Requirements and conditions for the delivery of shares: The specific number of shares of Telefónica, S.A. that will be delivered to the Participants at the end of each cycle, within the established limit, will be subject to and determined by the achievement of economic/financial objectives consisting of the creation of shareholder value and, if applicable, objectives linked to sustainability, the environment or corporate governance.

In the first cycle of the Plan, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return (hereinafter, as defined below, the “TSR”) objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group (the “FCF”).
TSR is considered the metric to determine the generation of medium-term and long-term value in the Telefónica Group as it measures the return on the shareholder’s investment, and is defined, for purposes of the Plan and for each cycle, as the sum of the accumulated change in the value of shares of Telefónica, S.A. in addition to the dividends and other similar items received by the shareholders during the cycle in question.
To determine achievement of the TSR objective and calculate the specific number of shares to be delivered for this item, the evolution of TSR of Telefónica, S.A. shares during the period of each cycle will be measured in comparison with the TSRs of certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which will constitute the comparison group for purposes of the Plan (hereinafter, the “Comparison Group”).

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Telefónica, S.A.

The companies included in the Comparison Group for purposes of comparing the evolution of the TSR of Telefónica, S.A. shares are listed below:

Vodafone Group	America Movil	Deutsche Telekom
BT Group	Orange	Telecom Italia
Telenor	TeliaSonera	Swisscom
Koninklijke KPN	Tim Participacoes	Belgacom
Millicom

For each cycle of the Plan and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors of Telefónica, S.A. may update the list of the companies included in the Comparison Group and determine their weighting, maintaining the economic foundations of the Plan.
To determine achievement of the FCF objective and calculate the specific number of shares to be delivered for this item, the level of FCF generated by the Telefónica Group in each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each fiscal year.
In subsequent cycles of the Plan, at the proposal of the Nominating, Compensation and Corporate Governance Committee the Board of Directors may introduce new objectives linked to sustainability, the environment or corporate governance, as well as vary the relative weight accorded to each of them.
Each Participant will be allotted a number of theoretical shares at the commencement of the respective cycle. The specific number of shares to be delivered will depend on the level of achievement of the objectives set for each cycle.
For the first cycle of the Plan, the level of achievement of objectives will be determined according to the following rules:

•
In relation to achievement of the TSR objective, the Plan will establish that the number of shares to be delivered tied to the achievement of this objective will vary between 15% of the allotted number of theoretical shares, in the case that the evolution of the TSR of Telefónica, S.A. shares is at least at the median of the Comparison Group, and 50% in the case that such evolution is at the third quartile or higher of the Comparison Group, the percentage to be calculated by linear interpolation in those cases where TSR is between the median and the third quartile.

•
In relation to the FCF, a scale of achievement will be determined at the commencement of each cycle that will include a minimum threshold, below which no incentive will be paid, and whose compliance will entail the delivery

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Telefónica, S.A.

of 25% of the allotted theoretical shares, and a maximum level, which will entail the delivery of 50% of the allotted theoretical shares.
The Nominating, Compensation and Corporate Governance Committee will conduct an annual review of the objectives, and the level of achievement will be determined upon completion of each Plan cycle. For this evaluation, the Nominating, Compensation and Corporate Governance Committee will have the support of the Audit and Control Committee, which will provide information regarding the audited results. The Nominating, Compensation and Corporate Governance Committee will also take into account any associated risk in establishing objectives and evaluating achievement thereof.
Positive or negative financial effects arising out of extraordinary events that may cause distortions in the results of the evaluation will be eliminated when determining the level of achievement of the objectives.
During 2021, 2022 and 2023 and with respect to each delivery of shares, there will be an evaluation of whether it is appropriate to confirm or cancel, partly or wholly, the respective settlement for each fiscal year, and also, if applicable, to claim the partial or total reimbursement of shares already delivered (or their cash equivalent) in the event that the number of shares delivered has not been in line with the conditions set by the Board of Directors or when they have been delivered on the basis of data subsequently proven to be inaccurate. Additionally, in 2024, at the time of approval of the annual accounts for the previous fiscal year, there will be an evaluation of whether it is appropriate to claim the partial or total reimbursement of shares previously delivered (or their cash equivalent) in the event that any of the aforementioned circumstances occur.
The Company may also partly or wholly cancel payment under the Plan to the Executive Directors when the external Company’s auditor introduces qualifications in its report that cause a decrease in the results taken into consideration in determining the number of shares to be delivered.
Regardless of other conditions and requirements that may be established, in order for each of the Participants to have the right to receive the respective shares, they must maintain an employment or commercial relationship with the Telefónica Group at the delivery date for each cycle (without prejudice to the exceptions deemed appropriate), and have been related thereto for at least one year.
Moreover, at least 25% of the shares delivered to the Executive Directors and to other Participants as determined by the Board of Directors pursuant to the Plan will be subject to a holding period of one year.
Additionally, the transfer of the shares delivered to the Executive Directors under the Plan will be subject to the provisions of the director remuneration policy of Telefónica, S.A.

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7.
Delivery date of the shares: The shares will be delivered at the end of each cycle, i.e., in 2021, 2022 and 2023, respectively, with the specific delivery date to be determined by the Board of Directors or the body or person to which it delegates such power.

8.
The Telefónica Group: For purposes of the provisions in the Plan, the Telefónica Group will be deemed to be the group of companies whose controlling company within the meaning of article 42 of the Commercial Code is Telefónica, S.A.

9.
Source of shares to be delivered: Subject to compliance with the legal requirements established for such purpose, the shares to be delivered to Participants may be (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.

To empower the Board of Directors, to the broadest extent possible, with the Board of Directors being able to delegate such powers to the Executive Committee, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly empowered by the Board of Directors for such purpose, to implement this resolution and to implement, develop, formalize, execute and make payments under the Plan at the time and in the manner that it deems appropriate, adopting such resolutions and signing such public or private documents as are necessary or appropriate in order for it to be fully effective, including the power to remedy, correct, amend or supplement this resolution. And, in general, to adopt such resolutions and perform such actions as are necessary or merely appropriate for the successful implementation of this resolution and the implementation, execution and settlement of the Plan, including but not limited to the following powers, always within the framework of the terms and conditions established in this resolution:

(a)	Implementing and executing the Plan when it deems it appropriate and in the specific form that it considers suitable.

(b)
Developing and setting the specific conditions of the Plan as to all matters not provided for in this resolution, with the power to approve and publish operating rules for the Plan, including but not limited to the possibility of establishing circumstances for early settlement of the Plan.

(c)
Insofar as the legal system applicable to any Participants or to particular companies of the Telefónica Group requires or makes it advisable or if it is necessary or appropriate for legal, regulatory, operational or other similar reasons, adapting the basic conditions set forth on a general or particular basis, including but not limited to the possibility of adapting the share delivery mechanisms, without altering the maximum number of shares linked to the Plan, and providing for and effecting the partial or total settlement of the Plan in cash.

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(d)
Deciding not to implement or to partly or wholly cancel the Plan or any of its cycles, as well as excluding certain groups of potential Participants or companies of the Telefónica Group when the circumstances make it advisable to do so.

(e)
Drawing up, entering into and filing such notices and supplementary documentation as are necessary or appropriate with any public or private body for purposes of the implementation, execution or settlement of the Plan, including the respective prior notices and prospectuses, if necessary.

(f)
Performing any action or activity or making any declaration before any public or private body, entity or registry to obtain any necessary authorization or verification for the implementation, execution or settlement of the Plan and the free-of-charge delivery of the Telefónica, S.A. shares.

(g)
Negotiating, agreeing and entering into such contracts of any kind with financial entities or other entities at its discretion, on the terms and conditions it deems appropriate, as are necessary or suitable for the better implementation, execution or settlement of the Plan, including when necessary or appropriate due to the legal system applicable to any Participants or to particular companies of the Telefónica Group or if necessary or appropriate for legal, regulatory, operational or other similar reasons, establishing any legal device (including trusts or other similar devices) or reaching agreements with any kind of entity for the deposit, custody, holding and/or administration of the shares and/or the subsequent delivery thereof to the Participants within the framework of the Plan.

(h)	Drawing up and publishing such announcements as are necessary or appropriate.

(i)	Drawing up, entering into, executing and if applicable certifying any kind of document relating to the Plan.

(j)
Adapting the content of the Plan to the corporate circumstances and transactions that may occur during its effective period, relating to both Telefónica, S.A. and the companies that form part of the reference group at any time, on the terms and conditions that are deemed necessary or appropriate at any time to uphold the purpose of the Plan.

(k)
And, in general, carrying out such actions, adopting such decisions and executing such documents as are necessary or merely appropriate for the validity, effectiveness, implementation, development, performance, settlement and successful execution of the Plan and of the previously adopted resolutions.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2018

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Telefónica, S.A.

Proposal regarding Item VIII on the Agenda: Approval of an Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group.
To approve a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. (hereinafter, the “Plan”), aimed at Employees of the Telefónica Group, including the Senior Executive Officers, and at the Executive Directors of Telefónica, S.A., in accordance with the following basic terms and conditions:

1.
Description of the Plan: For purposes of aligning the interests of the Employees of the Telefónica Group, including the Senior Executive Officers, and those of the Executive Directors of Telefónica, S.A., with those of its shareholders, the Plan offers the opportunity to acquire shares of Telefónica, S.A. with the latter undertaking to deliver free-of-charge a certain number of additional shares of Telefónica, S.A. to the recipients who join the Plan, provided that they comply with certain requirements.

2.
Recipients of the Plan: The Employees of the Telefónica Group (including the Senior Executive Officers) and the Executive Directors of Telefónica, S.A. who comply at any time with the requirements of seniority or other requirements as to suitability that the Board of Directors of Telefónica, S.A. may establish for such purpose in order to join the Plan will be recipients of the Plan. The recipients who join the Plan by complying with the formalities and requirements established at any time for such purpose will be hereinafter referred to as the “Participants.”

3.
Duration of the Plan: The Plan will have a minimum duration of two (2) years and a maximum duration of four (4) years as from its implementation, which must take place within the maximum term of eighteen (18) months as from the date of this resolution.

The Plan will have a one (1)-year period for the purchase of shares (hereinafter, the “Purchase Period”) and a share holding period (hereinafter, the “Holding Period”) that will have a duration of at least one year as from the end of the Purchase Period.

4.
Acquisition procedure: The Participants will have the opportunity to acquire shares of Telefónica, S.A. at their market value by means of an investment agreement (the “Investment Agreement”) under which the Participants will determine the portion of their remuneration that they wish to allocate to such purpose during the Purchase Period.

The specific amount that each Participant may allocate to the acquisition of shares of Telefónica, S.A. (the “Acquired Shares”) will be determined by the Board of Directors once the total amount that the group of Participants wish to allocate to the acquisition of shares is known. In no case may the amount exceed 1,800 euros per Participant, and the Board of Directors may establish a lower amount.

5.
Free-of-charge delivery of additional shares: The Participants will have the right to the free-of-charge delivery of additional shares of Telefónica, S.A. (hereinafter, the “Additional Shares”) at the end of the Holding Period, based on the number of

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Telefónica, S.A.

Acquired Shares under the Plan and provided that the Acquired Shares are held at the end of such period. If part or all of the Acquired Shares are sold before the end of the Holding Period, the Participant will lose the right to the free-of-charge delivery of the Additional Shares corresponding to the Acquired Shares that have been sold.
Additionally, the Board of Directors may resolve to grant the Participants the right to receive the amount of the financial rights arising out of the Additional Shares, or equivalent compensation, as from the purchase of the Acquired Shares.
At the commencement of the Purchase Period, the Board of Directors will determine the proportion of Additional Shares to be delivered at the end of the Holding Period for each of the Acquired Shares. Notwithstanding this, a Participant will receive a maximum of one Additional Share for every two Acquired Shares.
The free-of-charge delivery of Additional Shares will be subject in particular to (i) the Participant remaining within the Telefónica Group until the end of the Holding Period and (ii) the respective Acquired Shares being held until the end of the Holding Period. The Board of Directors may establish such additional conditions or exceptions thereto as it deems appropriate.

6.
Maximum number of Additional Shares to be delivered free of charge: The maximum number of Additional Shares to be delivered free of charge to the Participants in implementation of the Plan will be the result of dividing the amount allocated to the Plan by the price at which the Acquired Shares have been purchased in execution of the various Investment Agreements during the Purchase Period.

The Board of Directors will determine the amount allocated to the Plan upon a prior report from the Nominating, Compensation and Corporate Governance Committee, such amount not to exceed 30,000,000 euros.
In any event, the total of Additional Shares for the whole Plan may never exceed 0.1% of the share capital of Telefónica, S.A. at the date of approval of this resolution.
Out of the total of Additional Shares of the Plan, the maximum number to be delivered to the Executive Directors of Telefónica, S.A. will amount to 500 shares of Telefónica, S.A., with a par value of one euro.

7.
Source of the Additional Shares to be delivered free of charge: Subject to compliance with the legal requirements established for such purpose, the Additional Shares to be delivered free of charge to the Participants may be (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.

To empower the Board of Directors, to the broadest extent possible, with the Board of Directors being able to delegate such powers to the Executive Committee, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly empowered by the Board of Directors for such purpose, to implement this resolution and to implement,

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at the time and in the manner that it deems appropriate, develop, formalize, execute and make payments under the Plan, adopting such resolutions and signing such public or private documents as are necessary or appropriate in order for it to be fully effective, including the power to remedy, correct, amend or supplement this resolution. And, in general, to adopt such resolutions and perform such actions as are necessary or merely appropriate for the successful implementation of this resolution and the implementation, execution and settlement of the Plan, including but not limited to the following powers, always within the framework of the terms and conditions established in this resolution:

(a)	Implementing and executing the Plan when it deems it appropriate and in the specific form that it considers suitable.

(b)
Developing and setting the specific conditions of the Plan as to all matters not provided for in this resolution, including but not limited to the terms and conditions of the Investment Agreements with Participants, the possibility of establishing circumstances for early settlement of the Plan, as well as establishing, among other things, the dates for acquisition of shares during the Purchase Period, the duration of the Holding Period and the delivery date of the Additional Shares.

(c)
Insofar as the legal system applicable to any Participants or to particular companies of the Telefónica Group requires or makes it advisable or if it is necessary or appropriate for legal, regulatory, operational or other similar reasons, adapting the basic conditions set forth on a general or particular basis, including but not limited to the possibility of adapting the share delivery mechanisms, without altering the maximum number of shares linked to the Plan, providing for and effecting the partial or total settlement of the Plan in cash, without the physical delivery of shares, establishing different durations of the Holding Period for different categories of Participant, adapting the delivery period for Additional Shares, as well as establishing the procedure for payment of compensation equivalent to the financial rights attaching to the Additional Shares.

(d)
Deciding not to implement or to cancel the Plan at any time before the commencement date of the Purchase Period, as well as excluding certain groups of potential Participants or companies of the Telefónica Group when the circumstances make it advisable to do so.

(e)
Drawing up, entering into and filing such notices and supplementary documentation as are necessary or appropriate with any public or private body for purposes of the implementation, execution or settlement of the Plan, including the respective prior notices and prospectuses, if necessary.

(f)
Performing any action or activity or making any declaration before any public or private body, entity or registry to obtain any necessary authorization or verification for the implementation, execution or settlement of the Plan and the free-of-charge delivery of the Telefónica, S.A. shares.

(g)	Negotiating, agreeing and entering into such contracts of any kind with financial entities or other entities at its discretion, on the terms and conditions it deems

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appropriate, as are necessary or suitable for the better implementation, execution or settlement of the Plan, including when necessary or appropriate due to the legal system applicable to any Participants or to particular companies of the Telefónica Group or if necessary or appropriate for legal, regulatory, operational or other similar reasons, establishing any legal device (including trusts or other similar devices) or reaching agreements with any kind of entity for the deposit, custody, holding and/or administration of the Additional Shares and/or the subsequent delivery thereof to the Participants within the framework of the Plan.

(h)	Drawing up and publishing such announcements as are necessary or appropriate.

(i)	Drawing up, entering into, executing and if applicable certifying any kind of document relating to the Plan.

(j)
And, in general, carrying out such actions, adopting such decisions and executing such documents as are necessary or merely appropriate for the validity, effectiveness, implementation, development, performance, settlement and successful implementation of the Plan and of the previously adopted resolutions.

*    *    *

Proposal regarding Item IX on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Vice Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group.

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Telefónica, S.A.

Proposal regarding Item X on the Agenda: Consultative vote on the 2017 Annual Report on Directors’ Remuneration.

To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2017.
It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 25, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors